UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 3, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(在中華人民共和國註冊成立的股份有限公司)

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code 股份代號:00670)

NOTIFICATION LETTER        通 知 信 函

6 November 2017

Dear Investor( Note 1) ,

China Eastern Airlines Corporation Limited (the “ Company” )

Notice of publication of (i) Notice of the 2017 Second Extraordinary General Meeting , (ii) Proxy Form for the 2017 Second Extraordinary General Meeting, and (iii) Extraordinary General Meeting Attendance Slip of the Company (the “ Current Corporate C o m m u n i c a t i o n ” )

The English and Chinese version s of the Current Corporate Communication are available on the Company's website at www. ceair.com and the website of The Stock Exchange of Hong Kong Limited at www. hkexnews.hk. You may access the Current Corporate Communication on those websites. On the Company's website, the Current Corporate Communication can be found under the “Investor Relations” section by clicking “About China Eastern” under the section headed “About Us” on the home page.

If you w ant to receive a printed version of the Current Corporate Communication or change your means of receipt of Corporate Communications in the future, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrar s Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai , Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a. m. to 6:00 p. m. from Monday to Friday, excluding public holidays ).

Yours faithfully, for and on behalf of
China Eastern Airlines Corporation Limited
Wang Jian
Company Secretary

Note 1:	This letter is being sent to the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the electronic version of the Corporate Communications. If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on its reverse side.

Note 2:	"Corporate Communications" refers to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

致 投資者 ( 附註 1) :

中 國 東 方 航 空 股 份 有 限 公 司 (「 本 公 司 」)

( i ) 2 0 1 7 年 第 二 次 股 東 特 別大 會 通 告 ; ( i i)2 0 1 7 年 第 二 次 股 東特 別 大 會 代 表 委 任 表 格 ; 及 (iii) 股 東特 別 大 會 回 執 之 發 佈 通 知 ( 「 本 次 公 司 通 訊 文 件 」 )

本次公司通訊文件 的中、英文版 本已上載於本公司 網站 (www.ceair.com)及 香 港 聯 合 交 易 所 有 限 公 司 網 站( www.hkexnews.hk)。請 於 該等網站瀏覽 本 次 公 司 通 訊 文件 。 本 次 公 司 通 訊 文 件 可 在 本 公 司 主 頁 按 「 走 進 東 航 」 (「 關 於 東 航 」 項 下 ), 再 在 「 投 資 者 關 係 」 一 項 下 選 取 。

如 閣下 欲收取 本 次 公 司 通 訊 文 件 之印刷本 或 更 改 日 後 收 取 公 司 通 訊 文 件 之 收 取 途 徑 , 請 閣 下 填 妥 在 本 函 背面 的 申 請 表 格 (「 申 請 表格」 ) , 並使用 隨 附 之 郵 寄 標 籤 寄 回 , 如 在 香 港 投 寄 則 毋 須 貼 上 郵 票 。 申 請 表 格 請 經 香 港 證 券 登 記 有 限 公 司 (「 香 港 證 券 登 記 處 」)寄回 本公司 , 地 址 為 香 港 灣 仔 皇 后 大 道 東 183 號合和中心 17M 樓。 申 請 表 格 亦 可 於 上 述 網 站 內 下 載 。 此外, 閣 下 亦 可 以 電 郵 方 式 發送申請表格掃 描 本到 cea.ec om@computershare.com.hk 。

如對本函內容有任 何疑問, 請 致 電 香港證券登記處 電話熱線 (852) 2862 8688,辦公時間為星期一至五(公眾假期除外 )上午 9 時 正 至 下午 6 時正。

代表
中國東方航空股份有限公司
汪健
公司秘書
謹啟
二 零一 七 年 十一 月 六 日

附註 1: 本函件收件對象為本公司非登記股份持有人。該等人士的股份存放於中央結算及交收系統(中央結算系統)並他們已經通過香港中央結算有限公司通知本公司,希望收到公司通訊 文件的電子版。如果 閣下已出售或轉讓所持有的本公司股份,則無需要理會本函件及其背面的申請表格。

附註 2:「公司通訊文件」指任何由本公司刊印或將會刊印以供參考或行動的文件,包括但不限於:(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報 告(如適用);(b)中期報告及中期摘要報告(如適用);(c)會議通告;(d)上市文件;(e)通函; (f)委任代表表格; 及(g)回條。

CCS2492	CEAH_NRH

Request Form 申請表格

To:

China Eastern Airlines Corporation Limited (the “Company”)

(Stock code: 00670)

c/o Hong Kong Registrars Limited

(the “Hong Kong Share Registrar”)

17M Floor,

Hopewell Centre, 183 Queen’s Road East,

Wanchai, Hong Kong

	致:	中國東方航空股份有限公司(「公司」) (股份代號:00670) 經香港證券登記有限公司 (「香港證券登記處」) 香港灣仔皇后大道東 183 號 合和中心 17M 樓

I/We would like to receive the following printed copy(ies) of the Corporate Communication(s) of the Company as indicated below:

本人/我們現在希望以下列方式收取本公司所有公司通訊文件之印刷本:

(Please mark ONLY ONE(X)of the following boxes)

(請從下列選擇中,僅在其中一個空格內劃上「X」號)

to receive printed copy of the CURRENT Corporate Communication only; OR 僅 收取本次 公 司 通訊 文 件 的印 刷本 ;或

to receive printed copies of the CURRENT Corporate Communication and ALL FUTURE Corporate Communication s. 收取本 次 公 司 通 訊 文件 及 將來 所有 公 司 通訊 文 件之 印 刷本 。

Name(s)# 姓名#	Signature 簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫) Address# 地址#
Contact telephone number 聯絡電話號碼	(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫) Date 日期

# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

假如 閣下 從本公司網站或香港聯合交易所有限公司的網站下載本申請表格,請必須填上有關資料。

Notes:

附註:

1.	P lease co mplet e all yo ur details clear ly. 請 閣下清楚填妥所有資料。
2.

T his Request For m is to be co mplet ed by t he no n -register ed ho lder s o f the shares o f t he Co mpany, who se shares ar e held in Centr al Clear ing and Sett lement S yst em ( CCASS) and w ho have not ified t he Co mpany t hrough Ho ng Ko ng S ecur it ies Clear ing Company L imit ed t hat they wish to receive electro nic ver sio n o f the Corporat e Co mmunicat io n.

本 申 請 表 格 應 由 本 公 司 非 登 記 股 份 持 有 人 填 寫 。 該 等 人 士 的 股 份 存 放 於 中 央 結 算 及 交 收 系 統 ( 中 央 結 算 系 統 )並 他 們 已 經 通 過 香 港 中 央 結 算 有 限 公 司 通 知 本 公

司,希望收到公司通訊文件 的電子版。

3.	Any for m wit h more t han o ne bo x mar ked (X), no bo x marked (X), no signature or other wise incorr ect ly co mp leted will be vo id. 如在本 表格 作出 超過一項 選擇、未有作出選擇、未有 簽署 、或在其他方面填寫不正確,則本 表格 將會作廢。
4.

T he abo ve instruct io n will apply unt il yo u not ify to the Co mpany c/o the Ho ng Ko ng S har e Registr ar to the co ntrar y or unless yo u have at anyt ime ceased to have H shar es in t he Co mpany.

上述指示將適用直至 閣下經香港證券登記處通知公司另外之安排或任何時候停止持有公司的 H股。

5.	We do not accept any specia l or ot her inst ruct io ns wr it ten o n t his Request For m. 任何在本申請表格上手寫的額外或其它指示,公司將不予處理。
*

T he Current Corporate Communication of the Company refers to Notice of the 2017 Second E xtraordinary General M eeting , Proxy Form for the 2017 Second

E xtraordinary General M eeting and E xtraordinary General Meeting Attendance Slip of the Company.

本申請表格所提及之公司本次公司通訊文件指 公司 2017 年第二次股東特別大會通告; 2017 年第二次股東特別大會代表委任表格;及股東特別大會回執 。

06112017    1    0

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郵寄標籤 MAILING LABEL
閣下寄回此申請表格時,請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick it on the envelope and return this Request Form to us. No postage is necessary if posted in Hong Kong .	香港證券登記有限公司 Hong Kong Registrars Limited 簡 便回郵號碼 Freepost No. 37 香 港 Hong Kong